UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates.

Refinancing of Inno Park

On July 4, 2025 (the “Signing Date”), the Company entered into a new loan (the “New Loan”) relating to its Inno Park property (“Inno Park”) from China CITIC Bank Corporation Limited (“CITIC Bank”).

Inno Park, the Company’s stabilized business park in Guangming District of Shenzhen, occupies a 104,000 square meter site with a total Gross Floor Area (“GFA”) of 332,000 square meters, consisting of office, commercial retail, and residential spaces.

The New Loan has a total facility amount of RMB 600 million. The first tranche of RMB 400 million was drawn on July 11, 2025, and the second tranche of RMB 200 million was drawn on July 31, 2025. The New Loan matures on July 4, 2040, 15 years from the Signing Date. The blended all-in rate (five-year Loan Prime Rate (the “LPR”), plus 80 basis points) is approximately 4.3% per annum (based on the LPR published on June 20, 2025, as reported by the Central Bank of the People’s Republic of China). The principal repayment schedule, based on the RMB 600 million balance, requires repayments of RMB 12 million within one year and RMB 54 million within three years from the full drawdown (i.e. July 31, 2025).

The New Loan replaces the existing loan (the “Original Loan”) with Bank of China, and provides for improved terms. The Original Loan had an original maturity date of November 7, 2028, and an outstanding balance of RMB 405 million as of July 21, 2025 (the “Repayment Date”). The interest rate on the Original Loan was 5.022% per annum (based on the five-year LPR published on November 20, 2024, plus 142.2 basis points). The principal repayment schedule under the Original Loan required RMB 93 million within one year and RMB 316 million within three years. There was no prepayment penalty for the Original Loan.

The refinancing is expected to generate significant cash flow benefits, including RMB 195 million in available liquidity. The Company estimates repayment of principal and interest savings of approximately RMB 73 million over the next year and approximately RMB 225 million over the next three years due to reduced repayment burdens from a lower interest rate and a deferral in the partial repayment schedule. Excess proceeds are expected to be used to further accelerate the completion of the Nam Tai Tech Center and unlock value at Inno Valley.

Release of Original Collateral and Establishment of New Collateral

The pledges of equity in Zastron Electronic (Shenzhen) Co., Ltd., the mortgage over Inno Park, and the pledge registration over the operating income of Inno Park, each securing the Original Loan with Bank of China, were released on July 23, 2025.

Simultaneously, the collateral for the New Loan with CITIC Bank was established, consistent with the structure of the Original Loan: a mortgage over the Inno Park property took effect as of July 23, 2025; a pledge registration over the operating income of Inno Park took effect as of July 23, 2025; and a pledge of equity in Zastron Electronic (Shenzhen) Co., Ltd. took effect as of July 29, 2025.

A copy of the press release, issued August 11, 2025, announcing the refinancing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated August 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer